UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          iEntertainment Network, Inc.
                                (Name of Issuer)

                              Common Stock ($0.10)
                         (Title of Class of Securities)

                                   45169Q 10 4
                                 (CUSIP Number)

                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                            CUSIP Number 45169Q 10 4


------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person

         John W. Stealey
------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                       (a) ____
            Not Applicable                                             (b) ____

------------------------------------------------------------
3.       SEC Use Only


------------------------------------------------------------
4.       Citizenship or Place of Organization

            United States
------------------------------------------------------------

                           5.       Sole Voting Power

Number of                                   3,966,867
Shares                     ________________________________________
Beneficially               6.       Shared Voting Power
Owned By
Each Reporting
Person                     ________________________________________
                           7.       Sole Dispositive Power

                                            3,966,867
                           ----------------------------------------
                           8.       Shared Dispositive Power


------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each
           Reporting Person

                  3,966,867

------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

                  /x/
------------------------------------------------------------


11.      Percent of Class Represented by Amount in Row (9)

                  26.1%
------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN
------------------------------------------------------------

                            CUSIP Number 45169Q 10 4


ITEM 1(A)         NAME OF ISSUER

                  iEntertainment Network, Inc.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  215 Southport Drive, Suite 1000, Morrisville, NC  27560

ITEM 2(A)         NAME OF PERSON FILING

                  John W. Stealey

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                  206 Cherwell Drive
                  Cary, NC  27513

ITEM 2(C)         CITIZENSHIP

                  United States

ITEM 2(D)         TITLE OF CLASS OF SECURITIES

                  Common Stock, $0.10 per share

ITEM 2(E)         CUSIP NUMBER

                  45169Q 10 4

ITEM 3.  FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

                  Not Applicable

ITEM 4.  OWNERSHIP

                  (a)      Amount beneficially owned:

                           As of December 31, 1999, Mr. Stealey beneficially owned an aggregate of 3,966,867 shares of the Issuer's Common Stock which includes (i) 236,389 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1999, and (ii) 241,250 shares issuable upon exercise of options exercisable within 60 days of December 31, 1999. Excludes (i) 65,000 shares subject to options not exercisable within 60 days

                            CUSIP Number 45169Q 10 4

                           of December 31, 1999, and (ii) 600,000 shares held in three trusts for Mr. Stealey's children over which a third party is the trustee. Mr. Stealey has neither voting power nor dispositive power over the shares held in the trusts. Mr. Stealey disclaims beneficial ownership of the shares held in the trusts.

                  (b)      Percent of class:

                           26.1%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    3,966,867
                           (ii)     Shared power to vote or to direct the vote:
                           (iii) Sole power to dispose or to direct the disposition of: 3,966,867
                           (iv) Shared power to dispose or to direct the disposition of:


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                           Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                           Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable

ITEM 10. CERTIFICATION

                           Not Applicable

                            CUSIP Number 45169Q 10 4

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2000
--------------------------------------------
Date

/s/ J.W. Stealey
--------------------------------------------
J.W. Stealey